FOR:	INTERPOOL, INC.
FOR IMMEDIATE RELEASE

CONTACT:	Mitchell I. Gordon Executive Vice President & Chief Financial Officer (212) 916-3284 Morgen-Walke Associates Gordon McCoun, Lauren Levine (212) 850-5600

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, NJ, September 25, 2001 – Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of 5 cents per share for the third quarter of 2001. The dividend will be payable on October 15, 2001 to shareholders of record on October 1, 2001. The aggregate amount of the dividend is expected to be approximately $1,379,000. The amount of the quarterly dividend is based on an annualized dividend rate of 20 cents per share.

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

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